FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2015

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 2, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2015 (U.S. GAAP)

Date:	February 2, 2016
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the nine months ended December 31
	2014		2015
	(Millions of yen, except per share data)
		% Change from December 31, 2013		% Change from December 31, 2014
Total revenue	1,420,583	2.9%	1,360,881	(4.2%)
Net revenue	1,169,667	0.2%	1,115,535	(4.6%)
Income before income taxes	241,803	(11.4%)	177,496	(26.6%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	142,771	(6.3%)	150,703	5.6%
Comprehensive income	284,876	16.4%	132,536	(53.5%)
Basic-Net income attributable to NHI shareholders per share (Yen)	39.06		41.88
Diluted-Net income attributable to NHI shareholders per share (Yen)	38.03		40.85
Return on shareholders’ equity - annualized	7.3%		7.3%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2015	2015
	(Millions of yen, except per share data)
Total assets	41,783,236	43,494,765
Total equity	2,744,946	2,837,275
Total NHI shareholders’ equity	2,707,774	2,804,661
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.4%
Total NHI shareholders’ equity per share (Yen)	752.40	777.74

2. Cash Dividends

	For the year ended March 31
	2015	2016	2016 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	6.00	10.00	—
At December 31	—	—	—
At March 31	13.00	—	Unconfirmed
For the year	19.00	—	Unconfirmed

Note: Fiscal year 2016 Q4 dividend forecasts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2016”.

3. Earnings Forecasts for the year ending March 31, 2016

  Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a) Changes in accounting policies due to amendments to the accounting standards : None

  b) Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2015	2015
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	223,697,388	216,404,535

	For the nine months ended December 31
	2014	2015
Average number of shares outstanding (year-to-date)	3,655,507,837	3,598,664,288

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended December 31, 2015, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1. Qualitative Information of the Quarterly Consolidated Results

(1) Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	1,169.7	1,115.5	(4.6)
Non-interest expenses	927.9	938.0	1.1

Income (loss) before income taxes	241.8	177.5	(26.6)
Income tax expense	98.1	24.0	(75.5)

Net income (loss)	143.7	153.5	6.8

Less: Net income (loss) attributable to noncontrolling interests	0.9	2.8	206.7

Net income (loss) attributable to NHI shareholders	142.8	150.7	5.6

Return on shareholders’ equity - annualized	7.3%	7.3%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,115.5 billion yen for the nine months ended December 31, 2015, a decrease of 4.6% from the same period in the prior year. Non-interest expenses increased by 1.1% from the same period in the prior year to 938.0 billion yen. Income before income taxes was 177.5 billion yen and net income attributable to NHI shareholders was 150.7 billion yen for the nine months ended December 31, 2015.

    Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	1,152.5	1,112.7	(3.5)
Non-interest expenses	927.9	938.0	1.1

Income (loss) before income taxes	224.7	174.7	(22.3)

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2015 was 1,112.7 billion yen, a decrease of 3.5% from the same period in the prior year. Non-interest expenses increased by 1.1% from the same period in the prior year to 938.0 billion yen. Income before income taxes was 174.7 billion yen for the nine months ended December 31, 2015. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	353.6	350.6	(0.8)
Non-interest expenses	232.7	235.2	1.1

Income (loss) before income taxes	120.9	115.5	(4.5)

Net revenue decreased by 0.8% from the same period in the prior year to 350.6 billion yen, primarily due to decreasing commissions from distribution of investment trusts. Non-interest expense increased by 1.1% to 235.2 billion yen. As a result, income before income taxes decreased by 4.5% to 115.5 billion yen.

    Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	68.5	75.1	9.7
Non-interest expenses	43.0	44.2	2.7

Income (loss) before income taxes	25.4	30.9	21.5

Net revenue increased by 9.7% from the same period in the prior year to 75.1 billion yen. Non-interest expense increased by 2.7% to 44.2 billion yen. As a result, income before income taxes increased by 21.5% to 30.9 billion yen. Assets under management were 42.2 trillion yen as of December 31, 2015.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	558.4	584.1	4.6
Non-interest expenses	530.0	545.8	3.0

Income (loss) before income taxes	28.4	38.2	34.6

Net revenue increased by 4.6% from the same period in the prior year to 584.1 billion yen. Non-interest expense increased by 3.0% to 545.8 billion yen. As a result, income before income taxes increased by 34.6% from the same period in the prior year to 38.2 billion yen.

    Other Operating Result

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	172.1	102.9	(40.2)
Non-interest expenses	122.2	112.8	(7.6)

Income (loss) before income taxes	49.9	(9.9)	—

Net revenue was 102.9 billion yen. Loss before income taxes was 9.9 billion yen.

(2) Consolidated Financial Position

    Total assets as of December 31, 2015 were 43.5 trillion yen, an increase of 1,711.5 billion yen compared to March 31, 2015, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2015 were 40.7 trillion yen, an increase of 1,619.2 billion yen compared to March 31, 2015, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2015 was 2.8 trillion yen, an increase of 92.3 billion yen compared to March 31, 2015.

(3) Consolidated Earnings Forecasts

    Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2. Quarterly Consolidated Financial Statements

    The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2015) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2015) for the year ended March 31, 2015.

    The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1) Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2015	December 31, 2015	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,315,408	1,870,964	555,556
Time deposits	328,151	226,988	(101,163)
Deposits with stock exchanges and other segregated cash	453,037	456,242	3,205

Total cash and cash deposits	2,096,596	2,554,194	457,598

Loans and receivables:
Loans receivable	1,461,075	1,603,847	142,772
Receivables from customers	187,026	208,099	21,073
Receivables from other than customers	1,303,576	973,794	(329,782)
Allowance for doubtful accounts	(3,253)	(3,516)	(263)

Total loans and receivables	2,948,424	2,782,224	(166,200)

Collateralized agreements:
Securities purchased under agreements to resell	8,481,474	9,349,662	868,188
Securities borrowed	8,238,046	6,862,230	(1,375,816)

Total collateralized agreements	16,719,520	16,211,892	(507,628)

Trading assets and private equity investments:
Trading assets*	17,260,121	19,153,073	1,892,952
Private equity investments	48,727	33,909	(14,818)

Total trading assets and private equity investments	17,308,848	19,186,982	1,878,134

Other assets:
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥383,992 million as of March 31, 2015 and ¥415,466 million as of December 31, 2015)	401,069	370,259	(30,810)
Non-trading debt securities*	948,180	890,703	(57,477)
Investments in equity securities*	159,755	161,741	1,986
Investments in and advances to affiliated companies*	378,278	407,719	29,441
Other	822,566	929,051	106,485

Total other assets	2,709,848	2,759,473	49,625

Total assets	41,783,236	43,494,765	1,711,529

*Including securities pledged as collateral

Millions of yen
March 31, 2015	December 31, 2015	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,256	503,578	(158,678)
Payables and deposits:
Payables to customers	723,839	804,302	80,463
Payables to other than customers	1,454,361	1,823,229	368,868
Deposits received at banks	1,220,400	1,309,744	89,344

Total payables and deposits	3,398,600	3,937,275	538,675

Collateralized financing:
Securities sold under agreements to repurchase	12,217,144	15,036,781	2,819,637
Securities loaned	2,494,036	2,180,288	(313,748)
Other secured borrowings	668,623	547,776	(120,847)

Total collateralized financing	15,379,803	17,764,845	2,385,042

Trading liabilities	10,044,236	8,935,375	(1,108,861)
Other liabilities	1,217,099	1,222,100	5,001
Long-term borrowings	8,336,296	8,294,317	(41,979)

Total liabilities	39,038,290	40,657,490	1,619,200

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2015 and
3,822,562,601 shares as of December 31, 2015
Outstanding	-	3,598,865,213 shares as of March 31, 2015 and
3,606,158,066 shares as of December 31, 2015	594,493	594,493	—
Additional paid-in capital	683,407	689,646	6,239
Retained earnings	1,437,940	1,546,817	108,877
Accumulated other comprehensive income	143,739	123,752	(19,987)

Total NHI shareholders’ equity before treasury stock	2,859,579	2,954,708	95,129

Common stock held in treasury, at cost -
223,697,388 shares as of March 31, 2015 and
216,404,535 shares as of December 31, 2015	(151,805)	(150,047)	1,758

Total NHI shareholders’ equity	2,707,774	2,804,661	96,887

Noncontrolling interests	37,172	32,614	(4,558)

Total equity	2,744,946	2,837,275	92,329

Total liabilities and equity	41,783,236	43,494,765	1,711,529

(2) Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014(A)	December 31, 2015(B)
Revenue:
Commissions	329,669	344,167	4.4
Fees from investment banking	69,262	89,380	29.0
Asset management and portfolio service fees	149,089	175,925	18.0
Net gain on trading	397,041	292,490	(26.3)
Gain on private equity investments	30	10,447	—
Interest and dividends	329,264	333,121	1.2
Gain on investments in equity securities	21,031	2,994	(85.8)
Other	125,197	112,357	(10.3)

Total revenue	1,420,583	1,360,881	(4.2)
Interest expense	250,916	245,346	(2.2)

Net revenue	1,169,667	1,115,535	(4.6)

Non-interest expenses:
Compensation and benefits	452,394	447,426	(1.1)
Commissions and floor brokerage	95,277	97,990	2.8
Information processing and communications	139,569	142,984	2.4
Occupancy and related depreciation	55,997	57,498	2.7
Business development expenses	26,025	26,114	0.3
Other	158,602	166,027	4.7

Total non-interest expenses	927,864	938,039	1.1

Income before income taxes	241,803	177,496	(26.6)
Income tax expense	98,134	24,039	(75.5)

Net income	143,669	153,457	6.8

Less: Net income attributable to noncontrolling interests	898	2,754	206.7

Net income attributable to NHI shareholders	142,771	150,703	5.6

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	39.06	41.88	7.2

Diluted-
Net income attributable to NHI shareholders per share	38.03	40.85	7.4

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2014(A)	December 31, 2015(B)	(B-A)/(A)
Net income	143,669	153,457	6.8
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	123,844	(1,998)	—
Deferred income taxes	752	(18,051)	—

Total	124,596	(20,049)	—

Defined benefit pension plans:
Pension liability adjustment	1,187	(297)	—
Deferred income taxes	(430)	225	—

Total	757	(72)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	22,382	(992)	—
Deferred income taxes	(6,528)	192	—

Total	15,854	(800)	—

Total other comprehensive income (loss)	141,207	(20,921)	—

Comprehensive income	284,876	132,536	(53.5)
Less: Comprehensive income attributable to noncontrolling interests	8,042	1,820	(77.4)

Comprehensive income attributable to NHI shareholders	276,834	130,716	(52.8)

(4) Note with respect to the Assumption as a Going Concern (UNAUDITED)

   Not applicable.

(5) Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2014 (A)	December 31, 2015 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	353,591	350,627	(0.8)
Asset Management	68,468	75,098	9.7
Wholesale	558,399	584,072	4.6

Subtotal	980,458	1,009,797	3.0
Other	172,081	102,913	(40.2)

Net revenue	1,152,539	1,112,710	(3.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	17,128	2,825	(83.5)

Net revenue	1,169,667	1,115,535	(4.6)

Non-interest expenses

Business segment information:
Retail	232,651	235,153	1.1
Asset Management	43,037	44,210	2.7
Wholesale	530,000	545,833	3.0

Subtotal	805,688	825,196	2.4
Other	122,176	112,843	(7.6)

Non-interest expenses	927,864	938,039	1.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	927,864	938,039	1.1

Income (loss) before income taxes

Business segment information:
Retail	120,940	115,474	(4.5)
Asset Management	25,431	30,888	21.5
Wholesale	28,399	38,239	34.6

Subtotal	174,770	184,601	5.6
Other *	49,905	(9,930)	—

Income (loss) before income taxes	224,675	174,671	(22.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	17,128	2,825	(83.5)

Income (loss) before income taxes	241,803	177,496	(26.6)

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2014 (A)	December 31, 2015 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	15,463	(2,128)	—
Realized gain (loss) on investments in equity securities held for operating purposes	3,903	169	(95.7)
Equity in earnings of affiliates	29,675	27,669	(6.8)
Corporate items	(14,642)	(47,096)	—
Other	15,506	11,456	(26.1)

Total	49,905	(9,930)	—

(6) Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2015
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,407
Issuance and exercise of common stock options	1,067
Changes in an affiliated company’s interests in its subsidiary	5,172

Balance at end of period	689,646

Retained earnings
Balance at beginning of year	1,437,940
Net income attributable to NHI shareholders	150,703
Cash dividends	(35,972)
Gain (loss) on sales of treasury stock	(5,854)

Balance at end of period	1,546,817

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	133,371
Net change during the period	(19,559)

Balance at end of period	113,812

Defined benefit pension plans
Balance at beginning of year	(15,404)
Pension liability adjustment	(72)

Balance at end of period	(15,476)

Non-trading securities
Balance at beginning of year	25,772
Net unrealized gain (loss) on non-trading securities	(356)

Balance at end of period	25,416

Balance at end of period	123,752

Common stock held in treasury
Balance at beginning of year	(151,805)
Repurchases of common stock	(19,998)
Sale of common stock	1
Common stock issued to employees	21,755

Balance at end of period	(150,047)

Total NHI shareholders’ equity
Balance at end of period	2,804,661

Noncontrolling interests
Balance at beginning of year	37,172
Net change during the period	(4,558)

Balance at end of period	32,614

Total equity
Balance at end of period	2,837,275

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015(A)	December 31, 2015(B)
Revenue:
Commissions	95,633	110,838	123,198	123,732	130,343	111,501	102,323	(8.2)	453,401
Fees from investment banking	19,822	20,620	28,820	25,821	24,497	44,867	20,016	(55.4)	95,083
Asset management and portfolio service fees	46,092	49,689	53,308	54,298	59,940	58,177	57,808	(0.6)	203,387
Net gain on trading	158,562	129,011	109,468	134,296	124,748	62,551	105,191	68.2	531,337
Gain (loss) on private equity investments	(287)	489	(172)	5,472	1,154	602	8,691	—	5,502
Interest and dividends	104,917	108,775	115,572	107,502	113,649	111,540	107,932	(3.2)	436,766
Gain (loss) on investments in equity securities	6,350	2,884	11,797	8,379	9,186	(10,882)	4,690	—	29,410
Other	31,065	28,514	65,618	50,505	44,931	39,551	27,875	(29.5)	175,702

Total revenue	462,154	450,820	507,609	510,005	508,448	417,907	434,526	4.0	1,930,588
Interest expense	91,316	76,987	82,613	75,496	84,416	81,303	79,627	(2.1)	326,412

Net revenue	370,838	373,833	424,996	434,509	424,032	336,604	354,899	5.4	1,604,176

Non-interest expenses:
Compensation and benefits	168,767	140,823	142,804	144,199	155,896	149,723	141,807	(5.3)	596,593
Commissions and floor brokerage	27,590	33,599	34,088	34,700	34,243	32,621	31,126	(4.6)	129,977
Information processing and communications	44,896	45,961	48,712	52,731	47,934	48,219	46,831	(2.9)	192,300
Occupancy and related depreciation	18,553	18,224	19,220	20,115	18,729	19,173	19,596	2.2	76,112
Business development expenses	7,927	9,071	9,027	9,205	8,330	8,454	9,330	10.4	35,230
Other	51,431	52,150	55,021	68,603	52,888	58,537	54,602	(6.7)	227,205

Total non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	303,292	(4.2)	1,257,417

Income before income taxes	51,674	74,005	116,124	104,956	106,012	19,877	51,607	159.6	346,759
Income tax expense (benefit)	30,397	20,894	46,843	22,646	36,368	(28,377)	16,048	—	120,780

Net income	21,277	53,111	69,281	82,310	69,644	48,254	35,559	(26.3)	225,979

Less: Net income (loss) attributable to noncontrolling interests	1,417	239	(758)	296	902	1,695	157	(90.7)	1,194

Net income attributable to NHI shareholders	19,860	52,872	70,039	82,014	68,742	46,559	35,402	(24.0)	224,785

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	5.40	14.53	19.22	22.65	19.11	12.95	9.83	(24.1)	61.66

Diluted-
Net income attributable to NHI shareholders per share	5.26	14.15	18.72	22.08	18.65	12.63	9.61	(23.9)	60.03

(2) Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015(A)	December 31, 2015(B)
Net revenue

Business segment information:
Retail	106,865	117,938	128,788	122,914	130,689	115,658	104,280	(9.8)	476,505
Asset Management	23,338	21,691	23,439	23,886	26,917	22,854	25,327	10.8	92,354
Wholesale	188,886	190,570	178,943	231,468	205,184	192,911	185,977	(3.6)	789,867

Subtotal	319,089	330,199	331,170	378,268	362,790	331,423	315,584	(4.8)	1,358,726
Other	48,252	41,042	82,787	48,684	52,244	16,080	34,589	115.1	220,765

Net revenue	367,341	371,241	413,957	426,952	415,034	347,503	350,173	0.8	1,579,491

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	(10,899)	4,726	—	24,685

Net revenue	370,838	373,833	424,996	434,509	424,032	336,604	354,899	5.4	1,604,176

Non-interest expenses

Business segment information:
Retail	75,257	79,075	78,319	82,024	79,790	78,913	76,450	(3.1)	314,675
Asset Management	15,064	13,882	14,091	17,219	15,171	14,442	14,597	1.1	60,256
Wholesale	183,145	168,363	178,492	177,671	185,513	184,282	176,038	(4.5)	707,671

Subtotal	273,466	261,320	270,902	276,914	280,474	277,637	267,085	(3.8)	1,082,602
Other	45,698	38,508	37,970	52,639	37,546	39,090	36,207	(7.4)	174,815

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	303,292	(4.2)	1,257,417

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	303,292	(4.2)	1,257,417

Income (loss) before income taxes

Business segment information:
Retail	31,608	38,863	50,469	40,890	50,899	36,745	27,830	(24.3)	161,830
Asset Management	8,274	7,809	9,348	6,667	11,746	8,412	10,730	27.6	32,098
Wholesale	5,741	22,207	451	53,797	19,671	8,629	9,939	15.2	82,196

Subtotal	45,623	68,879	60,268	101,354	82,316	53,786	48,499	(9.8)	276,124
Other *	2,554	2,534	44,817	(3,955)	14,698	(23,010)	(1,618)	—	45,950

Income (loss) before income taxes	48,177	71,413	105,085	97,399	97,014	30,776	46,881	52.3	322,074

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	(10,899)	4,726	—	24,685

Income (loss) before income taxes	51,674	74,005	116,124	104,956	106,012	19,877	51,607	159.6	346,759

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015(A)	December 31, 2015(B)
Net gain (loss) related to economic hedging transactions	6,919	2,169	6,375	(343)	(2,553)	1,052	(627)	—	15,120
Realized gain (loss) on investments in equity securities held for operating purposes	2,853	292	758	822	188	17	(36)	—	4,725
Equity in earnings of affiliates	3,499	7,963	18,213	12,560	13,831	9,054	4,784	(47.2)	42,235
Corporate items	(3,093)	(8,389)	(3,160)	(5,477)	(3,940)	(39,985)	(3,171)	—	(20,119)
Other	(7,624)	499	22,631	(11,517)	7,172	6,852	(2,568)	—	3,989

Total	2,554	2,534	44,817	(3,955)	14,698	(23,010)	(1,618)	—	45,950

(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2015	December 31, 2015
Assets
Current Assets	3,776,082	3,892,001
Fixed Assets	2,865,640	3,187,121

Total Assets	6,641,723	7,079,122

Liabilitie
Current Liabilities	1,159,166	1,380,423
Long-term Liabilities	3,387,449	3,287,000

Total Liabilities	4,546,615	4,667,423

Net Assets
Shareholders’ equity	1,971,421	2,289,860
Valuation and translation adjustments	79,014	76,990
Stock acquisition rights	44,673	44,849

Total Net Assets	2,095,108	2,411,698

Total Liabilities and Net Assets	6,641,723	7,079,122

Nomura Holdings, Inc. Unconsolidated Statements of Income (UNAUDITED)
	Millions of yen
	For the nine months ended
	December 31, 2014	December 31, 2015
Operating revenue	398,701	528,610
Operating expenses	168,771	171,135

Operating income	229,931	357,475

Non-operating income	3,068	4,651
Non-operating expenses	2,574	5,843

Ordinary income	230,424	356,283

Special profits	66,970	1,406
Special losses	1,264	1,674

Income before income taxes	296,130	356,015

Income taxes - current	(27,756)	5,787
Income taxes - deferred	43,598	(55,091)

Net income	280,289	405,319

(4) Other

    Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

    http://www.nomuraholdings.com/company/group/nsc/pdf/2016_3q.pdf